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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-10790
                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ]  Form N-SAR
         For Period Ended:          September 30, 1997
[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
         For the Transition Period Ended:
         Read attached instruction sheet before preparing form. Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant    Industrial Technologies, Inc.
Former name if applicable

Address of principal executive office (Street and number)
         70 Cascade Boulevard
City, state and zip code   Milford, CT 06460

                                     PART II
                             RULE 12B-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following he prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant is unable to timely file the Form 10-KSB for the fiscal year ended September 30, 1997 because its independent auditors, McGladrey & Pullen, LLP, will not be able to render its report on the financial statements of the Registrant by December 29, 1997. During the fiscal year, the Registrant converted its accounting system for inventory control to a new computer system, the successful completion of which was delayed by the departure of key financial personnel. In addition, on September 1, 1997, the Registrant relocated its offices and operating facilities to a new
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building. This necessitated the move of all equipment and inventory of the
Registrant to the new facility. This caused a delay in completing the physical inventory count by the required date without unreasonable effort or expense. These factors have caused the Company to be unable to complete the inventory process in sufficient time for the independent auditor to complete its audit by the due date of the Form 10-KSB.

         Attached hereto as Exhibit 1 is a letter signed by McGladrey & Pullen, LLC stating the reasons McGladrey & Pullen, LLC is unable to furnish the required opinion on or before the date Form 10-KSB must be filed.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
         Gerald W. Stewart                   (203)            876-1800
              (Name)                         (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X]  Yes  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ]  Yes  [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Industrial Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     December  22, 1997              By       /s/ Gerald W. Stewart
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                                                  Gerald W. Stewart,
                                                  Chariman and Chief
                                                  Executive Officer